                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 8-A/A
                                (Amendment No. 5)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                ADMINISTAFF, INC.
             (Exact name of registrant as specified in its charter)


               Delaware                                76-0479645
(State of incorporation or organization)   (I.R.S. Employer Identification No.)


    19001 Crescent Springs Drive
           Kingwood, Texas                                77339-3802
(Address of principal executive offices)                  (Zip Code)


        Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class                       Name of each exchange on which
       to be so registered                       each class is to be registered
       -------------------                       ------------------------------

RIGHTS TO PURCHASE SERIES A JUNIOR               NEW YORK STOCK EXCHANGE, INC.
PARTICIPATING PREFERRED STOCK


     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

     Securities Act registration statement file number to which this form relates: not applicable.

        Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
                                (Title of Class)

     This Amendment No. 5 hereby amends and restates the Registration Statement on Form 8-A filed by Administaff, Inc. on February 5, 1998, as previously amended (the "Registration Statement"), relating to the Rights to Purchase Series A Junior Participating Preferred Stock. This Amendment No. 5 is being filed to amend and restate Item 1 to the Registration Statement and to file as an exhibit Amendment No. 2 to Amended and Restated Rights Agreement, dated as of February 24, 2004.

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On January 20, 1998, the Board of Directors of Administaff, Inc. (the "Company") declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share ("Common Stock"), of the Company. The distribution is payable on February 9, 1998 (the "Record Date") to the stockholders of record on that date. In October 2000, the Company effected a 2-for-1 split of the then outstanding Common Stock, effected by means of a stock dividend (the "Stock Split") and, as a result of the Stock Split, the number of Rights associated with each share of Common Stock was adjusted to be one-half of one Right for each share of Common Stock. Each Right entitles the registered holder thereof to purchase from the Company one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the "Preferred Stock") at a price of $125, subject to adjustment. The following is a summary of the Rights; the full description and terms of the Rights are set forth in an Amended and Restated Rights Agreement (the "Rights Agreement") between the Company and Mellon Investor Services LLC, as Rights Agent (the "Rights Agent").

         Copies of the Rights Agreement and the Certificate of Designation are available free of charge from the Company. This summary description of the Rights and the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to all the provisions of the Rights Agreement and the Certificate of Designation, including the definitions therein of certain terms, which Rights Agreement and Certificate of Designation are incorporated herein by reference.

         Initially, the Rights will attach to all certificates representing shares of outstanding Company Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Company Common Stock and the Distribution Date will occur upon the earlier of (i) 10 days following the date of public announcement that a person or group of persons has become an Acquiring Person (as hereinafter defined) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to the time a person becomes an Acquiring Person) following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer upon consummation of which the offeror would, if successful, become an Acquiring Person (the earlier of such dates being called the "Distribution Date").

         The term "Acquiring Person" means any person who or which, together with all of its affiliates and associates, shall be the beneficial owner of 15% or more of the outstanding Common Stock, but shall not include:

         (i) the Company or any Subsidiary (as such term is hereinafter defined) of the Company or any employee benefit plan of the Company's;

         (ii) Paul J. Sarvadi, his spouse, lineal descendants, heirs, executors or other legal representatives and any trusts or limited partnerships established for the benefit of the foregoing, or any other person or entity in which the foregoing persons or entities are at the time of determination the direct record and beneficial owners of all outstanding voting securities (collectively, the "Sarvadi Stockholders"), provided that the Sarvadi Stockholders shall cease to be an Exempt Person if the shares of Common Stock of which the Sarvadi Stockholders are the Beneficial Owner exceeds 17% of the shares of Common Stock then outstanding (the "Sarvadi Threshold");

         (iii) Earnest Partners, LLC ("Earnest Partners"), provided that Earnest Partners shall cease to be an Exempt Person if the shares of Common Stock of which the Earnest Partners is the Beneficial Owner exceeds 20% of the shares of Common Stock then outstanding (the "Earnest Threshold," and each of the Earnest Threshold and Sarvadi Threshold, a "Threshold"); provided, however, that (a) if during the term of this Agreement Earnest Partners sells, transfers or otherwise disposes of any shares of Common Stock of which Earnest Partners is a Beneficial Owner, the Earnest Threshold shall be reduced to that percentage of the Common Stock of which Earnest Partners is a Beneficial Owner, determined immediately after giving effect to such sale, transfer or other disposition, and (b) if the Earnest Threshold is reduced during the term of this Agreement to less than 15%, or if Earnest Partners modifies its Schedule 13G or files a Schedule 13D to indicate an intent to effect a change in control or influence control of the Company, then Earnest Partners shall no longer constitute an Exempt Person. Solely as to the period prior to the entering into of Amendment No. 2 of this Agreement, Earnest Partners shall not be deemed to be or to have become an Acquiring Person for any purpose under this Agreement.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date, upon transfer or new issuance of Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock, outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on February 9, 2008 (the "Expiration Date").

         The Purchase Price payable, and the number of one-hundredths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to in (ii) above).

         The number of outstanding Rights and the number of one-hundredths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in the Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

         In the event that following a Stock Acquisition Date (the date of public announcement that an Acquiring Person has become such) the Company is acquired in a merger or other business combination transaction or more than 50% of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right (the "Flip-Over Right").

         In the event that an Acquiring Person becomes the beneficial owner of 15% or more of the outstanding shares of Common Stock, proper provision shall be made so that each holder of a Right (other than the Acquiring Person and its affiliates and associates) will thereafter have the right to receive upon exercise that number of shares of Common Stock (or, under certain circumstances, cash, other equity securities or property of the Company) having a market value equal to two times the Purchase Price of the Rights (the "Flip-In Right"). Upon the occurrence of the foregoing event giving rise to the exercisability of the Rights, any Rights that are or were at any time owned by an Acquiring Person shall become void.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. Upon exercise of the Rights, no fractional shares of Preferred Stock will be issued other than fractions which are integral multiples of one-hundredth of a share of Preferred Stock; cash will be paid in lieu of fractional shares of Preferred Stock that are not integral multiples of one-hundredth of a share of Preferred Stock.

         At any time prior to the earlier to occur of (i) 5:00 p.m., Houston, Texas time on the 10th day after the Stock Acquisition Date or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"); provided, that (i) if the Board of Directors authorizes redemption on or after the time a person becomes an Acquiring Person, then such authorization must be by Board Approval (as hereinafter defined) and (ii) the period for redemption may, upon Board Approval, be extended by amending the Rights Agreement. The term "Board Approval" means the approval of a majority of the directors of the Company. Immediately upon any redemption of the Rights described in this paragraph, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights at any time and from time to time provided that such amendment does not adversely affect the interests of the holders of the Rights. In addition, during any time that the Rights are subject to redemption, the terms of the Rights may be amended by Board Approval, including an amendment that adversely affects the interests of the holders of the Rights, without the consent of the holders of Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Stock (or other consideration).

DESCRIPTION OF PREFERRED STOCK

         Each one-hundredth of a share of the Preferred Stock ("Preferred Share Fraction") that may be acquired upon exercise of the Rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by the Company.

         Each Preferred Share Fraction will have a minimum preferential quarterly dividend rate of $0.01 per Preferred Share Fraction but will, in any event, be entitled to a dividend equal to the per share dividend declared on the Company Common Stock.

         In the event of liquidation, the holder of a Preferred Share Fraction will receive a preferred liquidation payment equal to the greater of $0.01 per Preferred Share Fraction or the per share amount paid in respect of a share of Company Common Stock.

         Each Preferred Share Fraction will have one vote, voting together with the Company Common Stock. The holders of Preferred Share Fractions, voting as a separate class, shall be entitled to elect two directors if dividends on the Preferred Stock are in arrears for six fiscal quarters.

         In the event of any merger, consolidation or other transaction in which shares of Company Common Stock are exchanged, each Preferred Share Fraction will be entitled to receive the per share amount paid in respect of each share of Company Common Stock.

         The rights of holders of the Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

         Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the economic value of one Preferred Share Fraction that may be acquired upon the exercise of each Right should approximate the economic value of one share of the Company's Common Stock.

         Additional information regarding the Amended and Restated Rights Agreement is set forth in the Amended and Restated Rights Agreement, including the summary thereof, which is filed as Exhibit 1 to Form 8-A/A filed on May 16, 2003 and incorporated herein by reference.

ITEM 2.           EXHIBITS.

1. Amended and Restated Rights Agreement effective as of April 19, 2003 between Administaff, Inc. and Mellon Investor Services LLC, as Rights Agent which includes the form of Certificate of Designations of Series A Junior Participating Preferred Stock setting forth the terms of the Preferred Stock, as Exhibit A, the form of Right Certificate, as Exhibit B and the Amended Summary of Rights to Purchase Preferred Stock, as Exhibit C (incorporated by reference to Exhibit 1 to the Registration Statement on Form 8-A/A filed with the Commission on May 16, 2003).

2. Amendment No. 1 to Amended and Restated Rights Agreement dated as of August 21, 2003 between Administaff, Inc. and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 2 to the Registration Statement on Form 8-A/A filed with the Commission on August 22, 2003).

3. Amendment No. 2 to Amended and Restated Rights Agreement dated as of February 24, 2004 between Administaff, Inc. and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 4.10 to Administaff, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2003).

                                    SIGNATURE


                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                         ADMINISTAFF, INC.




Date:  February 25, 2004                 By:  /s/ John H. Spurgin, II
                                              ---------------------------------
                                              John H. Spurgin, II
                                              Senior Vice President of Legal,
                                              General Counsel and Secretary

                                INDEX TO EXHIBITS

Exhibit
Number            Description
-------           -----------

    1. Amended and Restated Rights Agreement effective as of April 19, 2003 between Administaff, Inc. and Mellon Investor Services LLC, as Rights Agent which includes the form of Certificate of Designations of Series A Junior Participating Preferred Stock setting forth the terms of the Preferred Stock, as Exhibit A, the form of Right Certificate, as Exhibit B and the Amended Summary of Rights to Purchase Preferred Stock, as Exhibit C (incorporated by reference to Exhibit 1 to the Registration Statement on Form 8-A/A filed with the Commission on May 16, 2003).

    2. Amendment No. 1 to Amended and Restated Rights Agreement dated as of August 21, 2003 between Administaff, Inc. and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 2 to the Registration Statement on Form 8-A/A filed with the Commission on August 22, 2003).

    3. Amendment No. 2 to Amended and Restated Rights Agreement dated as of February 24, 2004 between Administaff, Inc. and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 4.10 to Administaff, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2003).